Exhibit 99.4

AMENDING AGREEMENT NO. 1

MEMORANDUM OF AGREEMENT made as of November 29, 2013,

B E T W E E N:

HUDBAY MINERALS INC.,

as Borrower,

- and -

HUDSON BAY MINING AND SMELTING CO., LIMITED,

as Borrower,

- and -

CERTAIN OF THEIR RESPECTIVE SUBSIDIARIES,

as Guarantors and/or Material Subsidiaries,

- and -

THE BANK OF NOVA SCOTIA,

as Administrative Agent,

- and -

THE LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT.

WHEREAS the Borrowers, certain of their Subsidiaries, the Agent and certain financial institutions as lenders entered into an amended and restated credit agreement, as amended, modified, supplemented or replaced to the date hereof (the “Credit Agreement”) dated as of September 12, 2013;

AND WHEREAS the Borrowers, the Guarantors, the Agent and the Lenders wish to amend the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

1.                                      Interpretation

(a)                                 All words and expressions defined in the Credit Agreement and not otherwise defined in this Agreement have the meaning specified in the Credit Agreement, as amended by this Agreement (notwithstanding the application of Section 2).

(b)                                 Sections 1.2, 1.3, 1.4, 13.2 and 13.4 of the Credit Agreement are incorporated herein by reference.

(c)                                  Unless expressly stated otherwise, all references herein to sections of an agreement other than this Agreement shall be to sections of the Credit Agreement.

(d)                                 Section headings are for convenience only.

2.                                      Effective Date

The amendment set forth in Section 3 herein shall be effective on and as of the date hereof.

3.                                      Amendments to the Credit Agreement

Section 1.1 of the Credit Agreement is hereby amended by deleting paragraph (x) of definition of Permitted Debt and replacing it with the following:

“unsecured Debt in a maximum of up to US$100,000,000 incurred by HudBay in connection with the future issuance of senior unsecured notes and unsecured guarantees from the other Obligors in respect of such notes; provided that such notes shall only be permitted hereunder so long as they do not provide for any scheduled repayments of principal before the date which is at least one year following the Maturity Date”

4.                                      Confirmation of Security, etc.

Each Obligor hereby confirms that each of the Security Documents which it has delivered to the Agent and the Lenders:

(i)             remains in full force and effect as general and continuing collateral security over all of the assets, property and undertaking of such Obligor, whether now or in the future owned or acquired, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted in favour of the Agent and the Lenders pursuant to the Security Documents continue to secure all of the debts, liabilities and obligations of such Obligor to the Agent and the Lenders now or hereafter arising, to the extent provided therein; and

(ii)          is enforceable against it by the Agent in accordance with its terms.

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5.                                      Miscellaneous

(a)                                 The parties hereto agree that this Agreement shall be a Loan Document.

(b)                                 With the exception of the foregoing amendment, the Credit Agreement shall continue in full force and effect, unamended.

(c)                                  This Agreement and the Credit Agreement shall enure to the benefit of and be binding upon the parties, their successors and any permitted assigns.

(d)                                 This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

(e)                                  This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f)                                   The Obligors shall promptly cure any default in its execution and delivery of this Agreement.  The Obligors, at the expense of the Borrower, will promptly execute and deliver, or cause to be executed and delivered, to the Agent, upon reasonable request, all such other and further documents, agreements, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Obligors hereunder or more fully to state the obligations of the Obligors as set out herein or in the Credit Agreement or to make any recording, file any notice or obtain any consents, all as may be necessary or appropriate in connection therewith.

(g)                                  Time is of the essence of this Agreement.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement.

HUDBAY MINERALS INC.

by	“Patrick Donnelly”
	Name:	Patrick Donnelly
	Title:	Vice President, Legal and
Corporate Secretary

HUDSON BAY MINING AND SMELTING CO., LIMITED

by	“Patrick Donnelly”
	Name:	Patrick Donnelly
	Title:	Vice President, Legal and
Corporate Secretary

HUDBAY MARKETING & SALES INC.

by	“Patrick Donnelly”
	Name:	Patrick Donnelly
	Title:	Vice President, Legal and
Corporate Secretary

HUDSON BAY EXPLORATION AND DEVELOPMENT COMPANY LIMITED
by	“Patrick Donnelly”
	Name:	Patrick Donnelly
	Title:	Vice President, Legal and
Corporate Secretary

HUDBAY PERU INC.

by	“Patrick Donnelly”
	Name:	Patrick Donnelly
	Title:	Secretary

Signature Page to Amending Agreement No. 1

HUDBAY PERU SAC

by	“Cashel Meagher”
	Name:	Cashel Meagher
	Title:	General Manager

HUDBAY (BVI) INC.

by	“Cashel Meagher”
	Name:	Cashel Meagher
	Title:	President

6502873 CANADA INC.

by	“Patrick Donnelly”
	Name:	Patrick Donnelly
	Title:	Vice President, Legal and
Corporate Secretary

THE BANK OF NOVA SCOTIA, as Administrative Agent

by	“Robert Boomhour”
	Name:	Robert Boomhour
	Title:	Director

By	“Alyssa Senwasane”
	Name:	Alyssa Senwasane
	Title:	Associate

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

by	“Warren Flannery”
	Name:	Warren Flannery
	Title:	Executive Director CIBC, Mining

by	“Kazim Mehdi”
	Name:	Kazim Mehdi
	Title:	Director

Signature Page to Amending Agreement No. 1

THE BANK OF NOVA SCOTIA, as Lender

by	“Ray Clarke”
	Name:	Ray Clarke
	Title:	Managing Director

“Stephen MacNeil”
	Name:	Stephen MacNeil
	Title:	Associate

ROYAL BANK OF CANADA, as Lender

by	“Stam Fountoulakis”
	Name:	Stam Fountoulakis
	Title:	Authorized Signatory

THE TORONTO-DOMINION BANK, as Lender

by	“Liza Straker”
	Name:	Liza Straker
	Title:	Vice President

by	“Matt Hendel”
	Name:	Matt Hendel
	Title:	Managing Director

Signature Page to Amending Agreement No. 1